UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2025

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

Re: Coeur Mining, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Response dated September 3, 2025
File No. 001-08641

Dear Thomas S. Whelan:

We have reviewed your September 3, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter

Response dated September 3, 2025

Form 10-Q for the Fiscal Quarter Ended September 30, 2025
Non-GAAP Financial Performance Measures, page 42

1. We note your response to prior comment 1 regarding your adjustment for "Acquired inventory purchase price" and do not agree with your conclusion. We continue to believe that this adjustment is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As such, please remove this adjustment from your non-GAAP measures, including Adjusted net income (loss), Adjusted EBITDA, and Adjusted costs applicable to sales.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ranjit Singh Pawar at 202-551-2702 or Jennifer O'Brien at 202-551-3721 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation